Juniper II Corp.

3790 El Camino Real #818

Palo Alto, CA 94306

June 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Juniper II Corp
Amendment No. 1 to Form S-1
Filed June 2, 2021
File No. 333-255021

Ladies and Gentlemen:

This letter sets forth responses of Juniper II Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 10, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently with this letter publicly filing an amendment to the Registration Statement, which reflects these revisions (the “Amendment”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Our warrant agreement will designate the courts of the State of New York or…, page 65

Staff’s comment: This section indicates that your warrant agreement exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, Section 9.3 of the warrant agreement does not appear consistent with the disclosure in your prospectus. Please revise your exhibit or prospectus accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 22 of Exhibit 4.4 to the Amendment.

Our amended and restated certificate of incorporation will designate the Court of Chancery…, page 67

Staff’s comment: Please revise your disclosures here, in the Description of Securities section on page 144, and the provision in Article XII of your amended and restated certificate of incorporation so they are consistent. Please also ensure your amended certificate is clear as to whether the exclusive forum provision applies to federal securities law claims. For instance, given your reference in Section 12.1 to concurrent federal and state jurisdiction for ’33 Act claims, it is not clear whether you intend to exclude such claims from the provision where you state “Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.”.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 68, 69 and 146 of the Amendment and on page 11 of Exhibit 3.2 to the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Julian J. Seiguer at (713) 836-3334 of Kirkland& Ellis LLP.

Sincerely,

/s/ Murray Grainger
Murray Grainger
Chief Executive Officer

Via E-mail:

cc:	Julian J. Seiguer

Christian O. Nagler

Kirkland & Ellis LLP